Australian Oilseeds Holdings Limited

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

January 6, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

via EDGAR

RE:	Australian Oilseeds Holdings Limited (CIK0001959994)
Registration Statement on Form F-1
Filed: December 4, 2025
Securities Act File No.: 333- 291946

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Australian Oilseeds Holdings Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form F-1 (File No. 333- 291946), originally filed on December 4, 2025, so that it will become effective at 5:00 p.m. (Eastern time) on January 8, 2026, or as soon as practicable thereafter.

If you have any questions, or require any additional information, please do not hesitate to email Debbie Klis, the Registrant’s outside counsel at Rimon P.C. via email at debbie.klis@rimonlaw.com or by phone on 202-935-3390.

Very truly yours,

Australian Oilseeds Holdings Limited

By:	/s/ Gary Seaton
Gary Seaton
Chief Executive Officer